Joseph C. Theis, Jr. 617.570.1928 jtheis@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

July 22, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman

Re:	FleetMatics Group Limited
Registration Statement on Form F-1
Filed on June 28, 2013
File No. 333-189699
Form 20-F
Filed March 29, 2013
File No. 001-35678
CIK No. 0001526160

Dear Mr. Shuman:

This letter is submitted on behalf of FleetMatics Group Limited (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 submitted on June 28, 2013 (the “Form F-1”) and the Company’s annual report on Form 20-F submitted on March 29, 2013 (the “Form 20-F”), as set forth in the letter dated July 10, 2013 addressed to James M. Travers, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting Amendment No. 1 to the Form 20-F (the “Form 20-F Amendment”) and Amendment No. 1 to the Form F-1 (the “Form F-1 Amendment”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement or Form 20-F, as applicable, and page references in the responses refer to the Form 20-F Amendment or Form F-1 Amendment, as applicable.

Ms. Shuman

United States Securities and Exchange Commission

July 22, 2013

Form F-1, Market Price of Our Ordinary Shares, page 39

1.	Please revise this section to disclose the percentage of your ordinary shares held in the U.S. Refer to Item 4.a of Form F-1 and Item 7.A.2 of Form 20-F.

RESPONSE: In response to the Staff’s comment, the Company has submitted the Form F-1 Amendment containing disclosures on pages 33, 39 and 102 of the Form F-1 Amendment indicating that the Company will no longer report as a foreign private issuer as of January 1, 2014.

Form 20-F

2.	We note you have not disclosed the conclusion of your principal officers on the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report as required by Item 15(a) of Form 20-F. Please revise your filing to provide this information or advise.

RESPONSE: In response to the Staff’s comment, the Company has submitted the Form 20-F Amendment containing a disclosure on page 1 of the Form 20-F Amendment that includes the conclusion of our principal officers on the effectiveness of our disclosures controls and procedures as of December 31, 2012.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter, we are sending via Federal Express five (5) copies of each of this letter.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.

Joseph C. Theis, Jr.

cc:	Jim Travers, FleetMatics Group Limited
Steve Lifshatz, FleetMatics Group Limited
Kenneth J. Gordon, Esq., Goodwin Procter LLP